FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY SUN COUNTRY AIRLINES HOLDINGS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SUN COUNTRY AIRLINES HOLDINGS, INC.

COMMISSION FILE NO. 001-40217

1.	Why is Sun Country combining with Allegiant?

•	We believe there are many benefits to this combination. We are creating a leading, more competitive leisure-focused U.S. airline.

•	Together, we will be more competitive and deliver meaningful value for our team, customers and the communities we serve.

•	Our networks are highly complementary, which means expanded choices for our customers, particularly in and out of Minneapolis-St. Paul (MSP).

•	By combining with Allegiant, we will provide our combined 22 million annual passengers with nonstop service to nearly 175 cities with more than 650 routes and a fleet of 195 aircraft.

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Both airlines have unique business models, which together are positioned to create one of the most adaptable and resilient airlines in the industry, with the ability to respond quickly to changing market conditions, traveler demand and charter and cargo customer needs.

•	Allegiant values our people, brand, deep roots in Minnesota and position as one of the nation’s most respected low-fare, leisure carriers and we will continue to grow as one company.

2.	What does this combination mean for me and Sun Country employees? What happens next?

•	Between now and closing, Sun Country will continue to operate separately.

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We are particularly excited about what this combination means for our team. Sun Country and Allegiant have highly complementary networks. As a larger, more competitive airline with more planes, more routes and passengers, there will be more opportunities for our teams to grow.

•	Since the merger is designed to increase the size of the airline, we do not expect any reductions to front-line positions.

•	Following close, as we integrate the businesses, there may be changes to certain operating processes and practices to align with Allegiant’s ways of working.

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A joint cross functional integration planning team is being formed and will work closely together to determine how to most effectively bring the businesses together. Should there be any changes, they will be communicated to you at the appropriate time.

3.	Who will lead the combined company? Will any of Sun Country’s leadership team remain in place following close?

•	Allegiant’s CEO, Greg Anderson, will lead the combined company.

•	Following close, Jude Bricker will transition to a special advisory role to support Greg Anderson, and he will join the Allegiant Board of Directors, along with two other directors from Sun Country.

•	As with any transaction of this size, there may be select management transitions as we become part of Allegiant.

•	While we do not have a final answer today, we will work closely with Allegiant to ensure this is as seamless as possible for you and all team members. We will update you as we know more.

•	Until closing, our leadership team will be firmly committed to ensuring the integration is a success.

4.	When will the transaction be complete and what will happen between now and closing?

•	We expect to close the transaction in the second half of 2026, once we have received the required shareholder and regulatory approvals.

•	In the meantime, both companies will continue to operate separately and there are no changes to Sun Country’s day-to-day work.
5.	What will the combined company be named? Will the Sun Country brand be maintained or will we convert all branding to Allegiant?

•	Following close, the corporate entity will be named Allegiant.

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However, each airline will operate separately until the airline operations obtain a single operating certificate from the FAA which consolidates the airlines’ operations, procedures, and safety protocols into one framework.

6.	Will there be any involuntary furloughs as a result of this combination? When will I know if my job is impacted?

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We have no plans to furlough any front-line employees as part of the merger, as this process is designed to grow the airline. However, any determination regarding “no furlough” commitments will be made closer to the time of the closing at a later point.

•	That being said, at this stage we do not have definitive plans regarding individual job positions, but any change to positions following the closing of the transaction would be communicated.

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Allegiant and Sun Country value all of those individuals who helped build these airlines and who will continue to help with the integration. We plan to work with Allegiant to develop programs designed to ensure a smooth transition.

•	A joint cross functional integration planning team will carefully evaluate the necessary resources for the combined business and will take the utmost care in making those determinations.

•	Please remember that this announcement is the first step in this process and we are operating as normal.

•	Both companies have a shared commitment to timely communications as decisions are made during the integration planning process.

7.	What is Sun Country and Allegiant’s plan for labor integration? What happens to union represented jobs?

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Today’s announcement is only the first step toward bringing our companies together and we have a long way to go until the transaction is officially complete, which we expect to occur in the second half of 2026.

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As part of our integration planning over the coming months, we will work closely with Allegiant and our respective union partners to determine how best to integrate our teams under the applicable collective bargaining agreements (“CBAs”).

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Until such time as another collective bargaining agreement—with respect to the craft or class of employees—covered by the collective bargaining agreement takes effect, Sun Country will honor its CBAs, and we do not expect any reductions to front-line positions.

8.	For represented employees where Sun Country and Allegiant employees in similar positions do not have the same union representation, which CBAs will govern? Who will be negotiating on our behalf?

•	Your current union will continue to represent you and there is both a CBA and federal process to follow before that changes, if at all.

•	Immediately following the closing of the transaction, Sun Country will continue to honor its CBAs and we do not expect any reductions to front-line positions.

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After the closing, Allegiant and Sun Country will work together with your union leaders to seek a Joint Collective Bargaining Agreement, following the process outlined in the CBAs, if applicable, and federal law.

9.	Will Allegiant increase pay or move all employees to the higher pay rates that exist at each airline?

•	No decisions have been made about pay. We must negotiate any proposed changes with all applicable bargaining representatives.

10.	When will the company begin negotiating joint collective bargaining agreements?

•	We will continue to follow applicable labor law rules at all times with respect to our union negotiations.

•	Negotiations for joint CBAs typically begin after the National Mediation Board makes a “single carrier” determination and resolves any potential representation disputes.

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Once that occurs, we will continue to talk with the National Mediation Board (for any negotiations currently in mediation) and union leadership about the process that makes the most sense for both our employees and the company.

11.	Will the company continue negotiating with the unions with amendable contracts?

•	For our employees in direct negotiations for a new agreement, we will meet with union leadership to decide what is best for the company and employees.

•	For any groups currently in mediation with the National Mediation Board, we will consult with the National Mediation Board and the appointed mediator and will follow their direction.

12.	Where will the System Operations Control Center (SOC) be located?

•	The SOC will be in Las Vegas.

•	We will determine what the impact on Sun Country dispatchers and will negotiate related issues with the TWU as appropriate.

13.	How will each airline’s various systems be merged (e.g., HRIS, crew pay, time and attendance, etc.)?

•	All decisions regarding the integration of the airline’s systems will be made after closing and we have properly assessed the systems we want to use at the combined airline.

•	Any changes to systems that could impact terms and conditions of employment for union-represented employees will be addressed consistent with applicable law and the terms of the applicable CBAs.

14.	When will pass travel be addressed by Allegiant so employees of both airlines can fly on the other’s flights?

•	All policies will be reviewed to create one set of policies, including the important issue of pass travel.

•	To the extent applicable, we will follow collective bargaining agreement and labor law requirements with respect to implementing any new policies.

15.	How will fleet and aircraft assignments be handled?

•	There will be no immediate changes to existing fleet plans, aircraft assignments or pilot qualifications.

•	Until closing, which we expect to occur in the second half of 2026, both airlines will continue to operate independently.

16.	What will happen to my seniority?

•	Until the transaction closes, Sun Country and Allegiant will continue to operate as separate airlines, and each pilot and flight attendant group will maintain their existing seniority list.

•	Following closing, any integration of seniority lists would be handled in accordance with applicable labor law, collective bargaining agreements and established processes.

•	Should there be any changes following close, they will be communicated in a timely manner.

17.	Will I have to relocate? Will any of our current flight attendant bases close?

•	Until the transaction closes, which we expect to occur in the second half of 2026, there will be no relocations or changes to current locations and bases.

•	To the extent there are any changes following close, we will keep our teams apprised in a timely manner.

18.	Will aircraft and employees remain separated until there is an operational merger?

•	Until close, current Allegiant and Sun Country aircraft and employees remain separate and each airline is operating independently.

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Following close, decisions on where aircraft are operated will be based on where we are flying, where the aircraft can be best utilized, Allegiant’s order and option book with Boeing, which bases are best matched for the aircraft being flown and the terms of the applicable contracts.

•	We will also follow applicable labor law and collective bargaining agreement provisions on these issues at the appropriate time.

19.	Will the company be adding or closing any domiciles?

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Decisions regarding domiciles will be made based on where we think the best opportunities exist to serve our customers and communities, generate revenue, make sure our domiciles are the appropriate size and scale and be profitable.

20.	What do I tell customers if they ask about this?

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You can reiterate that this is an exciting combination that will provide more choice of flying destinations at low fares for our customers. Customers can continue to book and manage Sun Country flights as usual.

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Beyond that, there is no need to change your required flight announcements or discuss the merger further. If customers have additional questions, please note that there is a dedicated FAQ page on our website with additional information.

21.	Will we be cross-trained on new systems? Will I need new certifications or training?

•	There are no immediate changes to certification or training requirements as a result of the transaction.

•	Until the transaction closes, Sun Country and Allegiant will continue to operate as separate airlines and employees should continue using their current systems.

•	Should there be any required cross-training for new systems, that would occur after closing when integration formally begins.

22.	Will there be any changes to maintenance bases, stations or facilities?

•	We have no plans to furlough any front-line employees as part of the merger as this transaction is designed to grow the airline.

•	All current locations will continue operating as they do today.

•	MSP will remain a key anchor city for the combined airline, and we will maintain a significant presence there.

•	Allegiant recognizes how important MSP is to Sun Country, as well as our operations in the region. As a combined company with more scale and resources, we will continue to grow our presence in MSP.

•	Any future decisions regarding facilities would be evaluated after closing, based on operational needs and contractual obligations and communicated in advance.

23.	How will we be trained to work on Allegiant’s aircraft? Will their techs be working on our aircraft?

•	We expect that following close, Sun Country and Allegiant techs will continue to service their respective aircraft.

•	Should there be any required cross-training for new aircraft, that would occur after closing when integration formally begins.

24.	Will there be changes to my flight/work schedule or overtime opportunities?

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There are no changes to Sun Country’s day-to-day work at this time. Until we close the transaction, there are no changes to any flight/work schedules. Route planning, scheduling and day-of-operation decisions will continue under existing processes and systems.

•	Both companies have a shared commitment to timely communications, and we will share any future changes with as much notice as possible.

25.	Will there be changes to my pay schedule?

•	There are no changes to Sun Country’s day-to-day work at this time, including our payroll processes.

•	Payroll processing is a topic that will be addressed as part of our joint integration planning with Allegiant.

•	Both companies have a shared commitment to timely communications, and we will share any future changes with as much notice as possible.

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Please remember that this announcement is the first step in this process, and we expect to close the transaction in the second half of 2026. Until then, Sun Country remains an independent company and there are no changes to how and when employees are paid.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and often can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “guidance,” “anticipate,” “intend,” “plan,” “estimate”, “project”, “hope” or similar expressions. Forward-looking statements in this communication are based on Allegiant’s and Sun Country’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Allegiant and Sun Country, all of which are subject to change. Forward-looking statements in this communication may relate to, without limitation, the benefits of the proposed transaction, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the proposed transaction; expected synergies of the proposed transaction; the timing and result of various regulatory proceedings related to the proposed transaction; the ability to execute and finance current and long-term business, operational, capital expenditures and growth plans and strategies; the impact of increased or increasing transaction and financing costs associated with the proposed transaction or otherwise, as well as inflation and interest rates; and the ability to access debt and equity capital markets.

Forward-looking statements involve risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement for the proposed transaction; the risk that potential legal proceedings may be instituted against Allegiant or Sun Country and result in significant costs of defense, indemnification or liability; the possibility that the proposed transaction does not close when expected or at all because required stockholder approvals, required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the proposed transaction or that any of the foregoing may take longer to realize or be more costly to achieve than expected; disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; the costs associated with the anticipated length of time of the pendency of the proposed transaction, including the restrictions contained in the definitive merger agreement on the ability of each of Sun Country and Allegiant to operate their respective businesses outside the ordinary course consistent with past practice during the pendency of the proposed transaction; the diversion of Allegiant’s or Sun Country’s respective management teams’ attention and time from ongoing business operations and opportunities on acquisition-related matters; the risk that the integration of Sun Country’s operations will be materially delayed or will be more costly or difficult than expected or that Allegiant is otherwise unable to successfully integrate Sun Country’s businesses into its businesses; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Allegiant’s or Sun Country’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by Allegiant’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; a material adverse change in the business, condition or results of operations of Allegiant or Sun Country; changes in domestic or international economic, political or business conditions, including those impacting the airline industry (including customers, employees and supply chains); Allegiant’s and Sun Country’s ability to successfully implement their respective operational, productivity and strategic initiatives; the outcome of claims, litigation, governmental proceedings and investigations involving Allegiant or Sun Country; and a cybersecurity incident or other disruption to Sun Country’s or Allegiant’s technology infrastructure.

Forward-looking statements in this communication are qualified by and should be read together with, the risk factors set forth above and the risk factors included in Allegiant’s and Sun Country’s respective annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. In addition, the risk factors discussed above are not exhaustive and they, along with other risk factors, will be more fully discussed in the registration statement and joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

The forward-looking statements in this communication are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Allegiant and Sun Country disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Allegiant intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Allegiant’s common stock to be issued in the proposed transaction and a joint proxy statement for Allegiant’s and Sun Country’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Allegiant and Sun Country. Each of Allegiant and Sun Country may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Allegiant or Sun Country may file with the SEC or send to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLEGIANT AND SUN COUNTRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ALLEGIANT, SUN COUNTRY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Allegiant and Sun Country may obtain free copies of these documents and other documents filed with the SEC by Allegiant or Sun Country through the website maintained by the SEC at http://www.sec.gov or from Allegiant at its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx, or from Sun Country at its website, https://ir.suncountry.com/financials/sec-filings. Documents filed with the SEC by Allegiant will be available free of charge by accessing Allegiant’s website at https://ir.allegiantair.com/financials/sec-filings/default.aspx, or alternatively by directing a request by mail to Allegiant’s Investor Relations department, 1201 North Town Center Drive, Las Vegas, NV 89144, and documents filed with the SEC by Sun Country will be available free of charge by accessing Sun Country’s website at https://ir.suncountry.com/financials/sec-filings, or alternatively by directing a request by mail to Sun Country’s Investor Relations department, 2005 Cargo Road, Minneapolis, MN 55450.

Participants In The Solicitation

Allegiant, Sun Country and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Allegiant and Sun Country in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Allegiant and Sun Country and other persons who may be deemed to be participants in the solicitation of stockholders of Allegiant and Sun Country in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Allegiant, their ownership of Allegiant common stock and Allegiant’s transactions with related persons can also be found in the Allegiant Annual Report and Allegiant’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2025 (the “Allegiant 2025 Proxy Statement”), and other documents subsequently filed by Allegiant with the SEC, which are available on its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx. Such information is set forth in the sections entitled “Proposal No. 1 – Election of Directors”, “Proposal No. 2 – Advisory (non-binding) Vote on Executive Compensation”, “Proposal No. 3 – Approval of Amendment to Allegiant 2022 Long-Term Incentive Plan to Increase Number of Shares Available”, “Executive Compensation” and “Related Party Transactions” of the Allegiant 2025 Proxy Statement. To the extent holdings of Allegiant common stock by the directors and executive officers of Allegiant have changed from the amounts of Allegiant common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1362468&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Sun Country, their ownership of Sun Country common stock and Sun Country’s transactions with related persons can also be found in the definitive proxy statement for Sun Country’s 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 25, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings), and other documents subsequently filed by Sun Country with the SEC. Such information is set forth in the sections entitled “Proposal 1– Reelection of Directors”, “Proposal 2 – Non-binding (Advisory) Vote to Approve the Compensation of Our Named Executive Officers”, “Executive Compensation”, “Certain Relationships and Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management” of such definitive proxy statement. Please also refer to Sun Country’s subsequent Current Reports, as filed with the SEC on Form 8-K on September 22, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings) and on October 30, 2025, regarding subsequent changes to Sun Country’s Board of Directors and executive management following the filing of such definitive proxy statement. To the extent holdings of Sun Country common stock by the directors and executive officers of Sun Country have changed from the amounts of Sun Country common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1743907&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.